UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42468

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CELLYAN BIOTECHNOLOGY CO., LTD

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4/ Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Cellyan Biotechnology Co., Ltd (the “Company”) is filing this Report on Form 6-K to provide its notice and form of proxy statement for its extraordinary general meeting of shareholders scheduled for 10 P.M., Hong Kong time, on September 21, 2026 (10 A.M., Eastern time, on September 21, 2026) at 11th Floor, Xinghe Development Center, Fuhua 3rd Road, Futian District, Shenzhen, China 518000.

In connection with the extraordinary general meeting of shareholders of the Company, the Company hereby furnishes the following documents which are incorporated by reference herein:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy Statement and Notice of Extraordinary General Meeting
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLYAN BIOTECHNOLOGY CO., LTD
Date: September 9, 2026
	By:	/s/ Chenyu Liang
	Name:	Chenyu Liang
	Title:	Director and Chief Executive Officer